Exhibit 99.1

Contact:
Eyal Harari
VP Products and Marketing
+972-77-774-5030
eyalh@radcom.com

FOR IMMEDIATE RELEASE

RADCOM Rolls-out Enhanced End-to-End VoLTE Monitoring Capabilities

Tel Aviv, Israel–February 20, 2014 − RADCOM Ltd. (NASDAQ: RDCM), a leading innovative service assurance and customer experience provider, today announced that it has added new Voice over LTE (VoLTE) monitoring capabilities to MaveriQ, RADCOM’s NFV-based network analytics probe.

The enhanced VoLTE capabilities allow service providers to monitor the VoLTE service end-to-end across the LTE and IMS domains. MaveriQ continuously monitors VoLTE calls in multiple network areas, including eNodeB, EPC, policy and charging, and in the IMS network itself. With real-time and historical end-to-end call tracing, proactive alarming and KPIs that constantly monitor service QoE, RADCOM’s MaveriQ gives operators clear visibility into all quality aspects of high-speed 4G LTE, VoLTE and LTE-Advanced networks. Providing advanced troubleshooting tools for VoLTE service degradation, MaveriQ assists in achieving VoLTE accessibility, retainability, integrity and availability. The MaveriQ solution has already been deployed in four Tier 1 service provider networks in APAC and LATAM.

 “VoLTE is a critical technology for mobile operators as it is substantially more challenging than traditional circuit switched voice.” said Eyal Harari, VP Products and Marketing. “We are happy to leverage RADCOM’s ability to monitor both LTE and IMS, to introduce these new VoLTE capabilities; allowing service providers to deliver high quality service to their subscribers.”

RADCOM is demonstrating MaveriQ at Mobile World Congress Barcelona 2014 in Hall 2, 2D50. Please contact Saul Gold at saulg@radcom.com to schedule a meeting.

About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier- grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.radcom.com

Risks Regarding Forward-Looking Statements
Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.